Exhibit 99.267

Nextech AR Launches Major Platform Upgrade with Standardized AI Chat Features to

Enhance Virtual Experience Platform

●	Standardizing embedded AI driven chat functionality can accommodate unlimited users, allowing for optimized, scalable events.

●	Market leaders including Zoom have been shifting towards standardized chat features to accommodate large-scale events.

●	AI driven Chat functionality will integrate directly with existing offerings including Nextech’s Virtual Experience Platform and ‘ARoom’ streaming solution.

Vancouver B.C., Canada – February 8, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced the launch of new standardized chat features within its Virtual Experience Platform /VXP) and recently-launched ARoom collaborative streaming solution. Nextech will also offer the chat platform, as a stand-alone SaaS service externally, increasing the company’s revenue potential for 2021.

The AI driven chat features will be integrated directly into the existing VXP system, allowing for a seamless, optimized experience for attendees and organizers looking to navigate between event programming and chat venues. With the new integration, participants can easily launch direct chats by searching for other attendees by name, company, or other available data. Event managers can also set up networking rooms within an existing event dashboard or create moderated Q&A sessions that allow speakers to communicate directly with large audiences. Chat logs can be downloaded following events, both for group and Q&A session chats and direct messages, as needed.

‘ARoom’ Live Streaming

Augmented reality (AR) and artificial intelligence (AI) functionality will be available throughout the streaming interface, allowing for virtual and hybrid event experiences that break the confines of attendee computers and mobile devices. Without the need for a third-party streaming provider, Nextech AR will now be able to incorporate AR into the streaming experience via presenter holograms, AR objects and AR filters similar to Snapchat and more.

Like the VXP and ARoom Live Streaming platforms, the new chat features will be fully scalable and can accommodate unlimited users for the largest conferences and events while also being convenient and accessible for direct messaging. Across all events and platforms, the chat functionality will be secure and fully GDPR compliant with privacy requirements. The features will also be available as a standalone product that can be easily embedded in other internal and external products. With AI enhancements complex chatting experiences can happen, even in rooms with thousands of users.

“Standardized, embedded chat features will take the networking features in our Virtual Experience Platform and ARoom solutions to the next level at a time when more industries, companies and groups are looking to host immersive virtual events and experiences,” said Mark Pace, CTO, Virtual Experience Platform at Nextech AR, “Previous versions of chat were external embeds resulting in a suboptimal experience for our users. This first-class chat integration makes it easy and natural for attendees to connect with one another, network and recreate some of the most engaging in-person experiences within a fully virtual or hybrid event environment. I’m really excited about this as well as the upcoming potential to incorporate AI into this platform!”

Evan Gappelberg, CEO of Nextech AR comments “At Nextech we’re constantly looking for ways to evolve our products and technology to deliver best-in-class experiences and services to all our customers. Our team of over 50 software engineers have their finger on the pulse of this rapidly growing industry and is working hard with our R&D department to develop new features and functionality to further solidify our market leading position as the go-to virtual event and experience partner, and platform”. He continues, “The launch of these AI driven chat features are the first of many technology upgrades we have planned for the VXP and “ARoom” live streaming platforms in the coming months. We are experiencing rapidly growing demand globally for our products and platforms and are working overtime to deploy these innovative tools to co-create some truly incredible events with our growing list of blue-chip clients in 2021 and beyond.”

Nextech’s platforms have serviced many Fortune 500 businesses such as Amazon Viacom, Northwell Health, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for winning more contracts from Fortune 500 companies.

Also, Nextech has entered into an agreement with SRAX (“SRAX”), a financial technology company that unlocks data and insights for publicly traded companies. The agreement is for an initial term of 12 months pursuant to which Nextech will work with the SRAX platform to track shareholders’ behaviors and trends, manage investor outreach, track warrant conversion, manage quarterly earnings calls and hold investor conferences. In consideration for SRAX’s services, Nextech has agreed to issue SRAX 200,000 common shares at a price of C$6.61 per share. The issuance of the shares to SRAX is subject to approval of the NEO Exchange and the common shares are subject to a six (6) month lockup period.

To learn more about Nextech AR, please visit www.Nextechar.com

Recent Company Highlights:

●	February 3, 2021: The Company announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.

●	February 1, 2021: The Company announced that it has been invited to Microsoft’s (MSFT: NASDAQ) Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event, held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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